Exhibit 99.1

Paysafe Appoints Marianne Heiss as Non-Executive Director

Former CEO of BBDO Group Germany BBDO Worldwide brings wide experience in finance, auditing, and brand building to Paysafe Board

London—September 24, 2024-- Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced that it has appointed Marianne Heiss as a new independent non-executive board director and member of the Audit Committee effective today. Heiss joins as an additional member of the board, which is led by chairman Dan Henson.

Heiss brings a wealth of experience in finance, accounting, auditing, international management, brand building and ESG with extensive international experience and possesses a long track record of sustainable and efficient strategic leadership. Over the past 27 years, she has served in various European leadership positions at BBDO Worldwide, most recently as Chief Executive Officer of BBDO Group Germany from 2019 to 2023.

BBDO Worldwide is a global advertising agency network that is part of the Omnicom Group, one of the largest marketing and communications companies in the world. Heiss was the first woman to lead BBDO Group Germany, which was founded in 1956. Prior to her appointment as CEO in 2019, she played a key role in the success of BBDO Group Germany as Chief Financial Officer. Under her leadership, BBDO Group Germany topped the rankings of the country's best creative agencies for the first time with client satisfaction and EBIT-ratio achieving historical results.

Presently, Heiss serves as a member of the supervisory boards of Volkswagen AG, Audi AG and Porsche SE. At Porsche SE, she is also the ESG (Environmental, Social and Governance) expert on the Supervisory Board and at Volkswagen AG, she is also a member of the Audit Committee. Since June 2023, she has also been a member of the supervisory board of Flix SE and heads its Audit Committee.

“Marianne’s extensive experience in finance, accounting, and global branding will further strengthen our board and be extremely beneficial to the company as we enter a new phase of growth and business expansion,” said Paysafe CEO, Bruce Lowthers. “We’re also particularly excited to have Marianne’s brand building expertise as we continue our focus on customer acquisition through delivering product innovation and experiences,” continued Lowthers.

With Heiss’ appointment, the Paysafe board is now comprised of 10 directors, who collectively bring decades of industry experience across payments, banking, technology, iGaming, entertainment, legal & regulatory affairs, capital markets and M&A. Click here for full details of the Paysafe Board.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry leading capabilities in payment processing, digital wallet, and online cash solutions. With over 25 years of online payment experience, an annualized transactional volume of $140 billion in 2023, and approximately 3,200 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Media:
Crystal Wright
+1 904 738 1282
crystal.wright@paysafe.com

Investors:
Matthew Parker
Paysafe
+1 (904) 663-2143
matthew.parker@paysafe.com